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CUSIP No. 23962Q100

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           DayStar Technologies, Inc.

                                (Name of Issuer)

                          Common Stock, par value $0.01

                         (Title of Class of Securities)

                                    23962Q100

                                 (CUSIP Number)

                            Joseph P. Bartlett, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7481

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 10, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 23962Q100

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           3,627,142
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    3,627,142
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,627,142
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
_____________
(1) Based on 32,453,762 shares of Common Stock, par value $0.01 per share, issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007.

                                       2
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CUSIP No. 23962Q100

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           3,627,142
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    3,627,142
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,627,142
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
_____________
(1) Based on 32,453,762 shares of Common Stock, par value $0.01 per share, issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007.

CUSIP No. 23962Q100

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           3,627,142
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    3,627,142
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,627,142
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     11.2%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------
_____________
(1) Based on 32,453,762 shares of Common Stock, par value $0.01 per share, issued and outstanding, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007.



                                       4
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CUSIP No. 23962Q100

Item 1.

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "reporting persons") with the Securities and Exchange Commission on October 1, 2007 (the "Initial Schedule 13D"), Amendment No. 1 to
Schedule 13D filed on October 24, 2007, and Amendment No. 2 to Schedule 13D filed on November 5, 2007. Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Initial
Schedule 13D or prior amendments thereto.

         This Amendment No. 3 is being made to disclose the disposition of additional shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D or prior amendments thereto.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 3, each reporting person beneficially owns 3,627,142 shares of Common Stock, representing 11.2% of the shares of Common Stock outstanding. All of the reported shares of Common Stock are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) Since October 29, 2007, the Trust has sold shares of Common Stock in brokered transactions as follows:


                Date               Number of Shares      Price Per Share
                ----               ----------------      ---------------
             2/25/2008                  -79,200           $    3.4645
             2/26/2008                  -38,550           $    3.5840
             2/27/2008                  -18,350           $    3.5651
             2/28/2008                  -68,746           $    3.4094
              3/3/2008                  -21,000           $    3.2599
              3/7/2008                  -67,300           $    2.7708
             3/10/2008                  -51,300           $    2.4556
             3/11/2008                  -34,000           $    2.4177
             3/12/2008                  -13,237           $    2.6000
             3/13/2008                  -12,200           $    2.6305

         (d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 3 to
Schedule 13D.


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CUSIP No. 23962Q100

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated: March 17, 2008             /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust




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CUSIP No. 23962Q100


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 3 TO SCHEDULE 13D
       -------------------------------------------------------------------



         The undersigned agree that the Amendment No. 2 to Schedule 13D with respect to the Common Stock of DayStar Technologies, Inc. is a joint filing being made on their behalf.



Dated: March 17, 2008             /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                  Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust